UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2025

Commission File Number: 001-41569

LANVIN GROUP HOLDINGS LIMITED

4F, 168 Jiujiang Road,
Carlowitz & Co, Huangpu District
Shanghai, 200001, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Lanvin Group to Report 2024 Full-Year Earnings on April 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANVIN GROUP HOLDINGS LIMITED

	By:	/s/ Kat Yu David Chan
Name: Kat Yu David Chan
Title: Chief Financial Officer

Date: April 18, 2025